UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41726

ELECTROVAYA INC.

(Registrant)

6688 Kitimat Road

Mississauga, Ontario, Canada L5N 1P8

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Entry into a Transaction Agreement

On July 14, 2026, Electrovaya Inc. (the “Company”) entered into a transaction agreement (the “Transaction Agreement”) with Amazon.com Inc. (the “Parent”) and issued warrants (“Warrants”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”), a wholly-owned subsidiary of the Parent, exercisable to purchase up to 13,880,345 common shares in the capital of the Company (“Warrant Shares”) at a price of US$8.56 per Warrant Share for a period of ten years from the issuance date. The Company issued the Warrants in connection with its continued commercial relationship with the Parent.

5,545,880 Warrants vested immediately upon execution of the commercial agreement, with the remainder of the Warrants vesting in tranches upon meeting performance conditions of incremental purchases under the commercial arrangement, up to cumulative purchases of US$280 million. The Warrants may be subject to earlier vesting in their entirety in certain circumstances, including the consummation of specified transactions.

So long as the Warrants are unexercised, the Warrants do not entitle the Warrantholder to any voting rights or any other shareholder rights. The Transaction Agreement contains provisions for the ownership of the Warrants and Warrant Shares, including customary registration rights with respect to the Warrant, representations and warranties and covenants of the Company and the Parent, and certain restrictions on the Warrantholder’s ability to transfer the Warrant. The certificate representing the Warrants contains, among other provisions, anti-dilution provisions, subject in certain cases to approval by the Toronto Stock Exchange (“TSX”) and in certain circumstances, the Company’s shareholders.

Each of Raj Das Gupta, the Company’s Chief Executive Officer, John Gibson, the Company’s Chief Financial Officer, and Sankar Das Gupta, the Company’s executive chairman, have entered into support agreements with the Parent to vote in favour of any shareholder resolution proposed at any meeting of shareholders for the purpose of approving any provision of the Warrants or Transaction Agreement as may be required under TSX rules.

In connection with the transaction, the Company issued a press release and material change report dated July 15, 2026, announcing the entry into the Transaction Agreement, the issuance of the Warrant and the related arrangements.

Copies of (i) the form of Warrant, (ii) the form of Transaction Agreement (which includes the form of Support Agreement), (iii) the press release and (iv) the material change report are attached hereto as Exhibits 4.1, 10.1, 99.1, and 99.2 respectively, and are incorporated herein by reference. The foregoing descriptions of the Warrant, the Transaction Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of those documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The issuance of the Warrants and the Warrant Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or under any state securities law. The Company believes that the issuance of the Warrants and the underlying Warrant Shares is exempt from registration under Section 4(a)(2) of the Securities Act, and customary legends will be affixed to the Warrants and the Warrant Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROVAYA INC.
(Registrant)

Date: July 15, 2026	By	/s/ Raj Das Gupta
Raj Das Gupta
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

4.1	Form of Warrant

10.1	Form of Transaction Agreement

99.1	Press Release dated July 15, 2026

99.2	Material Change Report dated July 15, 2026